Exhibit 99.1

Safe-T’s New Wholly Owned Subsidiary NetNut Ltd. Announces Preliminary Results

● Record High Bookings in June 2019 of $330 Thousand

● Record High Bookings in the First Half of 2019 of $1,410 Thousand

● Maintains its Efficient Operational Structure

HERZLIYA, Israel, July 2, 2019 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced NetNut’s first half of 2019 preliminary unaudited estimates of financial highlights.

NetNut continued its growth in the first half of 2019, with record high non-IFRS customer bookings of $1,410 thousand, while maintaining its efficient operational structure. In June 2019 customer bookings amounted to $330 thousand, also representing the best month for NetNut in terms of bookings.

Over the past six months, NetNut substantially expanded its business with new partners, as well as increased the number of its customers to an all-time high of almost 120, including new global top tier companies such as:

●	Three leading E-commerce customers;
●	Two leading travelling platforms;
●	New leading SEO firms across the globe;

“We are happy with the continuous growth and expansion of our global reach. NetNut operates in a growing, attractive market, with various potential opportunities. Our operations efficiency and business structure provide significant contribution towards achieving positive cash flow,” said Barak Avitbul, NetNut’s CEO.

“Our acquisition of NetNut is proving itself strategically, as it continues the increase in orders from customers,” added Shachar Daniel, CEO of Safe-T. “From the next quarter onward, NetNut’s financials will be reflected fully in Safe-T’s financial results. As such, we will be able to show the significant increase revenues and an improved balance sheet. At the same time, we continue to put time and effort into the promotion of our flagship product, SDP.”

Use of Preliminary Non-IFRS Financial Estimates

This press release contains non- International Financial Reporting Standards (IFRS) financial measures for bookings. Bookings are a non-IFRS financial metric that we define as customers purchase orders over a defined period. We consider bookings to be a useful metric for management and investors because bookings drive future revenue, which is an important indicator of the health and viability of our business. The Company’s management believes the preliminary estimates of non-IFRS financial information provided in this release are useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating business internally, and as such deemed it important to provide all this information to investors. The Company has not provided a reconciliation of non-IFRS bookings to a comparable IFRS financial measures because it could not produce the corresponding IFRS financial measures by the date of this press release without unreasonable effort.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all sizes and types can secure their data, services and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation. For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses expected financial results, NetNut’s growth momentum, the impact of NetNut’s financials on Safe-T’s consolidated results, and promotion of the company’s flagship product, SDP. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110